NYSE
AN ICE EXCHANGE

July 21, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of AEON Biopharma, Inc., under the Exchange Act of 1934:

- Class A Common Stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable to purchase one share of Class A Common Stock at an exercise price of $11.50 per share

Sincerely,

